EXHIBIT 99.10

CONSENT OF G. CUNNINGHAM

I hereby consent to the use of my name in connection with the following report and document, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Banro Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.

The technical report dated September 13, 2007 entitled “Preliminary Assessment, NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo” (the “Twangiza Report”); and

2.

The annual information form of the Company dated March 28, 2008, which includes reference to my name in connection with information relating to the Twangiza Report, and the properties described therein.

Date: May 2, 2008

/s/ Gordon Cunningham Name: Gordon Cunningham Title: Consulting Principal Process Engineer